Exhibit 99.2

PS International Group Ltd. Announces First Half 2025 Unaudited Financial Results

HONG KONG, November 26, 2025 (GLOBE NEWSWIRE) -- PS International Group Ltd.(NASDAQ: PSIG) (“PSIG” or the “Company”), a long-established global logistics service provider headquartered in Hong Kong specializes in cross-border air freight services, today announced its unaudited financial results for the six months ended June 30, 2025.

Financial Summary for the Six Months Ended June 30, 2025 (all results compared to the six months ended June 30, 2024, unless otherwise noted)

●	Revenues were $23.2 million, a decrease of 41.1%.

●	Gross profit was $0.2 million, a decrease of 82.7%.

●	Net loss remained at $0.4 million.

Key Components of Our Results of Operations

The following table sets forth a summary of our unaudited consolidated results of operations for the six months ended June 30, 2024 and 2025. This information should be read together with our consolidated financial statements and related notes included elsewhere in this document.

	For the Six Months Ended June 30,
	2024	2025
	US$	US$
Revenues	39,291,001	23,124,641
Revenues - Related Party	75,208	63,159
Total Revenues	39,366,209	23,187,800

Cost of Revenue	36,617,952	22,476,099
Cost of Revenue – Related Party	1,522,111	499,718
Total Cost of Revenue	38,140,063	22,975,817

Gross Profit	1,226,146	211,983

General and administrative expenses	1,717,555	2,159,899
Total operating expenses	1,717,555	2,159,899

Loss from Operations	(491,409)	(1,947,916)

Other Income:
Bank interest income	39,076	20,878
Other income	6,374	1,468,587
Exchange gain	335	43,253
Total other income	45,785	1,532,718

Loss Before Income Tax	(445,624)	(415,198)
Income Tax	-	-
Net Loss	(445,624)	(415,198)

Revenues

We generate revenues primarily from the provision of air and ocean export and import freight forwarding services during the six months ended June 30, 2024 and 2025. The table below sets forth the breakdown of our revenues by service type for the periods indicated.

	For the Six Months Ended June 30,
	2024	2025
	US$	US$
Freight forwarding services
- Air freight	38,744,329	22,552,413
- Ocean freight	621,675	599,588
Subtotal	39,366,004	23,152,001
Ancillary logistic services	205	35,799
Total	39,366,209	23,187,800

Freight forwarding services

The Company derives revenues primarily from our freight forwarding services include arranging for consignment upon receipt of booking instructions from customers, cargo pick up, obtaining cargo space, preparation of freight documentation, arranging for customs clearance and cargo handling at origin and destination as well as other related logistics services such as supporting transportation for freight forwarding purposes, by purchasing transportation services from direct (asset-based) carriers or other freight forwarders and reselling those services to its customers. For the six months ended June 30, 2024 and 2025, our revenues from air freight forwarding were amounted to US$38.7 million and US$22.6 million, respectively, representing 98.4% and 97.2% of our total revenue for the same period. The increase in tariffs imposed by the United States makes Chinese goods more expensive for US consumers and businesses. This will inevitably lead to a decrease in the volume of goods imported from China and have an adverse impact on our business.

Ancillary logistics services

Our ancillary logistics services involve the provision of a wide range of logistics services, such as cargo pickup, cargo handling at ports and local transportation, and warehousing related services, such as repackaging, labelling, palletization, preparation of shipping documentation, arrangement of customs clearance and warehousing.

Revenue from freight forwarding services is mainly derived from export shipments. The following table sets forth the breakdown of revenue from freight forwarding services for the six months ended June 30, 2024 and 2025.

	For the Six Months Ended June 30,
	2024	2025
	US$	US$
Export shipments
- Air	38,742,336	22,551,083
- Ocean	616,158	598,148
- Subtotal	39,358,494	23,149,231

Import shipments
- Air	1,993	1,330
- Ocean	5,517	1,440
- Subtotal	7,510	2,770
Total	39,366,004	23,152,001

For the six months ended June 30, 2024 and 2025, we focused on export freight forwarding services, which contributed to US$39.4 million and US$23.2 million, respectively, representing 99.9% and 99.8% of our revenue from freight forwarding services during the same period.

For the six months ended June 30, 2024 and 2025, our revenue was principally derived from the provision of air and ocean export freight forwarding services. The table below sets forth the breakdown of export revenue by destination for the years or periods indicated.

	For the Six Months Ended June 30,
	2024		2025
	US$, except percentages
United States	27,748,425	70.50%	16,447,419	71.05%
Canada	1,502,484	3.82%	935,807	4.04%
France	318,118	0.81%	60,860	0.26%
United Kingdom	2,963,564	7.53%	1,558,376	6.73%
The Netherlands	2,786,257	7.08%	1,618,362	7.00%
Singapore	28,414	0.08%	-	-
Others (Note)	4,011,232	10.18%	2,528,407	10.92%
Total export revenue	39,358,494	100%	23,149,231	100%

Note: Others represent a number of countries including, among others, Qatar, Japan, Malaysia and Cyprus, etc.

For the six months ended June 30, 2024 and 2025, our revenue from freight and ocean forwarding services for export shipments to the United States contributed to US$27.7 million and US$16.4 million, respectively, representing 70.5% and 71.0% of our total export revenue during the same period.

The following table sets forth the breakdown of our revenue by type of customers for the six months ended June 30, 2024 and 2025:

	For the Six Months Ended June 30,
	2024	2025
	US$	US$
Freight forwarders	39,186,625	23,040,700
Direct customers	179,584	147,100
Total	39,366,209	23,187,800

We focus on provision of freight forwarding services to freight forwarders, which generated revenue of US$39.2 million and US$23.0 million for the six months ended June 30, 2024 and 2025, respectively representing 99.5% and 99.4% of our total revenue for the same period.

Cost of Revenue

The table below sets forth the breakdown of cost of revenue by service type for the six months ended June 30, 2024 and 2025.

	For the Six Months Ended June 30,
	2024	2025
	US$	US$
Freight forwarding services
- Air freight	37,486,005	22,353,212
- Ocean freight	626,154	570,655
Subtotal	38,112,159	22,923,867
Ancillary logistic services	27,904	51,950
Total	38,140,063	22,975,817

Our cost of revenue amounted to US$38.1 million and US$23.0 million for the six months ended June 30, 2024 and 2025, respectively. The trend of cost of revenue of each of the service types was in line with the trend of the revenue of respective service types during the period.

The table below sets forth the breakdown of cost of revenue by nature for the six months ended June 30, 2024 and 2025.

	For the Six Months Ended June 30,
	2024	2025
	US$	US$
Air freight charges	29,845,670	17,094,704
Ocean freight charges	612,256	560,639
Logistics and warehousing fees	7,676,528	5,320,474
Depreciation of property, plant and equipment	5,609	-
Total	38,140,063	22,975,817

Our cost of revenue mainly comprised of air and ocean freight charges, and warehouse and transportation cost. Air and ocean freight charges represented costs of cargo space charged by airlines, shipping liners or other freight forwarders. Air freight charges were the major component of our cost of revenue, which accounted for 78.3% and 74.4%, respectively, for the six months ended June 30, 2024 and 2025.

Logistics and warehousing fees primarily represent costs and service fees incurred in relation to warehousing services such as x-ray screening, storage, palletizing and consolidation performed in our warehouse and costs of local trucking and transportation services. Logistics and warehousing fees represented a significant portion of our cost of revenue, which accounted for 20.1% and 23.2%, respectively, for the six months ended June 30, 2024 and 2025. The increase in the relative proportions is primarily attributed to increased costs in pre-loading preparation for the aircraft.

Depreciation of property, plant and equipment represents the depreciation of property, plant and equipment related to our warehouse such as x-ray screening equipment and forklifts.

Gross profit

The table below set forth the breakdown of gross profit (loss) by service type for the six months ended June 30, 2024 and 2025.

	For the Six Months Ended June 30,
	2024	2025
	US$	US$
Freight forwarding services
Air freight	1,258,324	199,201
Ocean freight	(4,479)	28,933
Subtotal	1,253,845	228,134
Ancillary logistic services	(27,699)	(16,151)
Total	1,226,146	211,983

Our total gross profit amounted to US$1.2 million and US$0.2 million for the six months ended June 30, 2024 and 2025, respectively. We recorded overall gross profit margin of 3.0% and 0.9% for the same period. Our gross profit and gross profit margin are mainly affected by the spread we earn between the freight charge per kilogram payable by our customers and the freight charges payable to suppliers we are able to secure.

General and administrative expenses

Our general and administrative expenses increased from US$1.7 million for the six months ended June 30, 2024 to US$2.2 million for the six months ended June 30, 2025, primarily driven by (i) the increase in staff costs and benefits in the first six months of 2025 due to staff share-based compensation expenses.

Other income

Our other income increased from US$0.05 million for the six months ended June 30, 2024 to US$1.5 million for the six months ended June 30, 2025, which was due to the settlement of the staff injury compensation and the supplier’s penalty claim at a significant haircut to the provisions.

Exchange gain

Increase in our exchange gain of US$335 for the six months ended June 30, 2024 to US$43,253 for the six months ended June 30, 2025, which was primarily driven by fluctuation of RMB and US$ against HKD.

Income tax

Our income tax expense for the six months ended June 30, 2024 and for the six months ended June 30, 2025, respectively, were Nil as a result of taxable loss incurred for both periods.

Net income

As a result of the above factors, our net loss for the six months ended June 30, 2024 and for the six months ended June 30 2025 were US$0.4 million and US$0.4 million respectively. Our net loss margin changed from -1.1%for the six months ended June 30, 2024 to -1.8% for the six months ended June 30, 2025.

Cash flows

The table below sets forth a summary of our cash flows for the six months ended June 30, 2024 and 2025:

	For the Six Months Ended June 30,
	2024	2025
	US$	US$
Net cash (used in) operating activities	(2,237,934)	(817,584)
Net cash provided by (used in) investing activities	9,095	(1,014,208)
Net cash provided by financing activity	26,667	-
Net (decrease) in cash and cash equivalents and restricted cash	(2,202,172)	(1,831,792)

Cash used in operating activities

Our operating cash inflow is primarily from our operating activities principally from the receipt of payments for our provision of freight forwarding services, whereas our outflow from operating activities is principally for freight charges, ancillary service fees payable to suppliers, payment of salaries and employee benefits and general and administrative expenses.

For the six months ended June 30, 2024, our net cash used in operating activities was US$2.2 million, mainly attributable to (i) our net loss of US$0.4 million which was primarily adjusted for depreciation of right-of-use assets of US$47,659, and depreciation of property, plant and equipment of US$31,716; (ii) decrease in accounts payables to third parties of US$6.9 million; (ii) decrease in amounts due to related companies of US$0.2 million; and (iii) decrease in contract liabilities of US$3,661; which was partially offset by (iv) decrease in accounts receivables of US$6.5 million.

For the six months ended June 30, 2025, our net cash used in operating activities was US$0.8 million, mainly attributable to (i) our net loss of US$0.4 million which was primarily adjusted for depreciation of right-of-use assets of US$51,352, share-based compensation expenses of US$663,202 and reversal of provision for compensation and penalty of US$1.4 million; (ii) decrease in accounts payables to third party of US$7.3 million; (ii) decrease in other payables and accrued liabilities of US$0.2 million; and (iii) decrease in provision for penalty of US$0.1 million; which was partially offset by (iv) decrease in accounts receivables of US$7.5 million and (v) decrease in contract assets of US$0.7 million.

Cash provided by (used in) investing activities

Our cash provided by an investing activity is primarily attributable to decrease in restricted cash with maturity of more than three months when acquired.

For the six months ended June 30, 2025, our net cash used in investing activity of purchasing the office premises and motor vehicle parking spaces was US$1 million.

Cash provided by a financing activity

For the six months ended June 30, 2025, there was no financing activity.

Recent Development

(a) Reverse Stock Split

On October 6, 2025, the Company effected a reverse stock split (the “Reverse Stock Split”) of its ordinary shares at a ratio of 8-to-1. Trading of the common shares on Nasdaq on a split-adjusted basis began as of October 13, 2025. As a result of the Reverse Stock Split, each 8 shares of common shares were combined into one common share, and the total number of common shares outstanding were reduced from 25,976,936 ordinary shares to 3,247,117 ordinary shares. The Reverse Stock Split increased the par value share of the Company’s ordinary shares to US$0.0008 but did not change the total number of authorized ordinary shares.

(b) Purchase of office premises and motor vehicle parking spaces

Regarding the purchase of office premises and motor vehicle parking spaces on April 7, 2025, on October 13, 2025, the office premises and motor vehicle parking spaces were transferred to the Company. These assets had been pledged as security for a mortgage loan of $2,750,000 with interest of 1.2% per annum below HKD prime rate which was obtained to finance the purchase of the office premises and motor vehicle parking spaces.

(c) Change of controlling shareholders

On August 26, 2025, certain shareholders of the Company (the “Selling Shareholders”) entered into a definitive share purchase agreement with Great Rank Limited (the “Purchaser”) to transfer in aggregate 16,712,000 ordinary shares of the Company to the Purchaser. The controlling shareholder was then changed from Mr. Yee Kit Chan to Mr. Yang Huaixi accordingly.

(d) Private offering

On November 7, 2025, PS International Group Ltd., an exempted company with limited liability incorporated under the laws of Cayman Islands, entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain purchasers (the “Purchasers”) identified therein for a private placement (the “Offering”) of up to 5,332,216 units, each consisting of (i) one ordinary share, par value $0.0008 per share of the Company (or at the election of the purchaser, one pre-funded warrant (the “Pre-Funded Warrant”) in lieu thereof) and (ii) one warrant (the “Warrant,”) to purchase up to two ordinary shares, at an offering price of US$1.80 per unit. The gross proceeds of the Offering are expected to be up to approximately US$9.6 million, before deducting placement agent fees and other offering expenses payable by the Company, excluding any proceeds from the exercise of any Pre-Funded Warrant or Warrant. The issuance of ordinary shares has a dilutive effect on the ownership percentage of existing shareholders. Given the Company was having a net loss for the six months ended June 30, 2025, the dilutive effect due to the issuance of ordinary shares, Pre-funded Warrant and Warrant will improve the pro forma basic and diluted earnings per share for the six months ended June 30, 2025. The Company is not a controlled company after the private offering.

The Company intends to use the net proceeds from the Offering for general corporate purposes, including working capital and business expansion.

Joseph Stone Capital, LLC is acting as the placement agent for the Offering.

In connection with the Offering, the Company issued an announcement on November 7, 2025 announcing the pricing of the Offering and a press release on November 12, 2025 announcing the closing of the Offering.

About PS International Group Ltd.

PSIG is a long-established global logistics and supply chain solution provider, specialized in air freight forwarding services, connecting businesses from Asian transportation hubs to the US and the rest of the world. The company was founded in 1993, since inception it has provided standard and tailored logistics services covering over 140 countries. The company’s vision is to make cross-border trade easier for everyone, helping customers to unlock the value of time through efficient integrated supply chain solutions. PSIG conducts businesses via operational subsidiaries headquartered in Hong Kong, namely Profit Sail Int’l Express (H.K.) Limited and Business Great Global Supply Chain Limited, which derive revenue from air and ocean freight forwarding services and supply chain ancillary services. The company plans to expand its network and enhance its cross-border capacities in the United States, Middle East and Southeast Asia, with more local cooperations and strategic partnerships.  The company continues to invest in its smart logistics system, aiming to be a leading technology-driven logistics service provider in global e-Commerce market.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

PS International Group Ltd.

Joseph Chan

Chief Financial Officer

Email: joseph.chan@psi-groups.com; Tel: (852) 2754 3320